

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Eugene R. Mallette
Chief Executive Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, UT 84601

> **Re:** **Alpine Air Express, Inc.**
> **Amendment No. 2 to Schedule 13E-3 filed by Alpine Air Express, Inc. and**
> **Eugene R. Mallette**
> **Filed October 18, 2011**
> **File No. 005-59541**
> **Amended Preliminary Proxy Statement on Schedule 14C**
> **Filed October 18, 2011**
> **File No. 000-27011**

Dear Mr. Mallette:

We have received your response to our prior comment letter dated August 17, 2011 and have the following additional comments.

Schedule 13E-3

1. We note your response to our prior comment one and reissue in part. Please revise, on page one of the opinion dated July 22, 2011, the sentence in which you state that you have "previously provided an opinion as to the fairness of the transaction to the unaffiliated non-continuing shareholders and unaffiliated continuing shareholders of Alpine," as it appears inconsistent with your response. We note that you provided a prior valuation, as opposed to a prior opinion as to the fairness of the transaction.

Schedule 14C

2. We note your response to comment two in our letter dated September 22, 2011 and your statement that Mr. Mallete will vote for the Transaction and that the other directors indicated that they would vote but then withdrew their consents. In your disclosure, however, you state that the reverse and forward stock splits were already approved by the board and a majority of the shareholders. Please revise your disclosure in the information statement to specifically indicate whether (1) Mr. Mallette and the other directors already consented to the reverse and forward stock splits and then the other directors withdrew their consents or (2) there will be a future stockholder vote but you are not soliciting proxies for the meeting and that Mr. Mallette has indicated that he will vote for the

reverse and forward stock splits at the meeting. If applicable, please advise us of your basis under state law if you intend to have a future stockholder vote but you will not be soliciting proxies. We may have further comment.

3. We note your response to comment four in our letter dated September 22, 2011; however, we reissue our comment. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the information statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item of the Schedule 13E-3 appears in the information statement and is incorporated by reference in the Schedule 13E-3. In addition, please revise the disclosure in the information statement to include a specific statement as to whether Mr. Mallette believes the Rule 13e-3 transaction is fair to the unaffiliated security holders who will receive cash and to the unaffiliated security holders who will continue to hold common stock. If Mr. Mallette relied upon the analyses of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or special committee, then revise the disclosure in the information statement to state that Mr. Mallette <u>expressly adopts</u>, rather than agrees with, the conclusion and analyses of the other party.

<u>Summary of HVA's Analysis, page 22</u>

4. We note your response to comment 8 in our letter dated September 22, 2011. Please consider abbreviating your lengthy discussion of discount rates and control premiums so that your disclosure focuses on the reasons for using the particular discount rates or control premiums under each analysis.

Please contact Chanda DeLong at (202) 551-3490, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411, or me at (202) 551-3755 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director